EXHIBT 10.1

CONSENT OF INDEPENDENT AUDITORS

        We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-115661) of Arel Communications and Software Ltd. of our report dated February 11, 2004, except for notes 3c and 7c for which the date is March 30, 2004, relating to the consolidated financial statements of Arel Communications and Software Ltd., for the year ended December 31, 2003, which appears in this Form 20-F.

Kesselman & Kesselman.
Certified Public Accountants (Isr.)

Tel Aviv, Israel
June 24, 2004